Exhibit 99.A

Exhibit A

Transactions by Reporting Persons in the last 60 days not previously reported.

Beneficial Ownership	Purchase or Sale	Quantity	Transaction Date	Price per Share (including commission)	How Effected

California State Teachers’ Retirement System	Sale	14200	12/14/2010	$34.88	Open Market
California State Teachers’ Retirement System	Purchase	200	12/16/2010	$35.27	Open Market
California State Teachers’ Retirement System	Sale	100	12/17/2010	$35.13	Open Market
California State Teachers’ Retirement System	Sale	4574	12/17/2010	$35.12	Open Market
California State Teachers’ Retirement System	Sale	24700	12/17/2010	$35.12	Open Market
California State Teachers’ Retirement System	Sale	3969	12/17/2010	$35.12	Open Market